DD 9/7/12



SECURI[illegible] SION

SEC Mail Processing Section

12062755

AUG 30 2012

Washington DC 402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-24054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 AND ENDING 6/30/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 310
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald R. Snyder 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MartinelliMick PLLC.
(Name – *if individual, state last, first, middle name*)

218 N. Bernard St., 2nd Floor (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 9/19/12

KW 9/10/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA L. SACKFIELD
NOTARY
PUBLIC
08-14-15
STATE OF WASHINGTON

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2012

MartinelliMick PLLC
218 North Bernard
Second Floor
Spokane, Washington 99201

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

MARTINELLI MICK PLLC
218 North Bernard
Spokane, WA 99201

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc., as of June 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, Washington
August 21, 21012

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS		
Cash	$	134,277
Deposits with clearing broker		50,009
Employee advances & notes		38,488
Total Assets	$	222,774
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	69,225
Accrued vacation		2,584
Accruals and taxes payable		4,095
Due to related party		5,957
Total Liabilities		81,861
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(274,627)
Total Stockholders' Equity		140,913
Total Liabilities and Stockholders' Equity	$	222,774

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2012

REVENUES		
Commissions	$	638,367
Interest		103
		638,470
EXPENSES		
Commissions		296,247
Employee compensation and benefits		177,896
Occupancy and equipment rental		66,950
Taxes		49,786
Communications		5,135
Other operating expenses		91,890
		687,904
INCOME (LOSS) BEFORE TAXES		(49,434)
FEDERAL INCOME TAXES (BENEFITS)		(4,913)
NET INCOME (LOSS)	$	(44,521)

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2012

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (230,106)	$ 185,434
ADD (DEDUCT):				
Net loss	-	-	(44,521)	(44,521)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (274,627)	$ 140,913

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(44,521)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable		2,050
Employee advances		(13,180)
Deposit with clearing broker		3
Security commission receivable		18,974
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(24,931)
Due to related party		5,957
Net cash used by operating activities		(55,648)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET DECREASE IN CASH		(55,648)
CASH, BEGINNING OF YEAR		189,925
CASH, END OF YEAR	$	134,277
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2012

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2012, a total of $2,584 had been accrued for future compensated absences.

Derivative Instruments
The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2012, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $50 per month.

Revenue Recognition and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2012 was $296,247 which includes all commissions paid to the Company's securities representatives.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Income Taxes

Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2012.

Anti-Money Laundering

The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements

The following discussions are for recent accounting standards which may affect the Company's reporting of financial disclosures:

In July 2012, the Financial Accounting Standards Board ("FASB") issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance will be effective for the Company's year beginning in 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.

In December 2011, the FASB issued new guidance to create new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance will be effective for the Company's

beginning in 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.
In September 2011, the FASB issued new guidance to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance is effective for the Company's year beginning in 2012. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.

In June 2011, the FASB issued new guidance eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The new guidance requires changes to the components of net income and comprehensive income in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new guidance should be applied retrospectively. In December 2011, the FASB issued guidance to defer the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This new guidance is effective for the Company's year beginning in 2012. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.

In May 2011, the FASB issued new guidance regarding fair value measurement and disclosures. The new guidance results in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards. This new guidance changed the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance is effective for the Company's year beginning in 2012. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2012, Selkirk had net capital of $102,425 which is $52,425 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was .80 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2012 were $61,413, $788, $652, and $4,097 respectively. The lease for office space, which calls for monthly payments of $4,340, expired on March 31, 2012, and has been done on a month by month basis since then, until a new office space agreement is entered into by the Company. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $50, and is in effect until November, 2012. The Company acquired a postage machine, which calls for quarterly payments of $150 and was in effect until May of 2011 and has been on a quarterly payment since then. The lease for computer equipment, calls for

monthly payments of $314, which is in effect until October, 2012. The Company's current future lease commitment under this agreement is $1506 in the next five months.

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2012, Selkirk reimbursed EFGI for contributions totaling $450.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 *Regulated Operations,* the Company has a tax benefit for the fiscal year ended June 30, 2012 of $4,913 from the current year's net operating loss. At June 30, 2012, Selkirk's parent company had filed the calendar year 2011 tax return. As such, Selkirk has reduced a tax liability to its parent representing its tax provision for 2011 of $10,870 by the benefit for the twelve months ending June 30, 2012. The remaining balance of $5,957 will either be paid in subsequent years or further reduced by subsequent losses.

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 4. During the period ended June 30, 2012, lease payments totaled $788.

As of June 30, 2012 the following was owed to Selkirk. Employee advances and notes owed were $38,488.

As of June 30, 2012, Selkirk owed the parent corporation $5,957 for prior period tax benefits under the consolidated tax filing.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2012 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission

NOTE 9 – SUBSEQUENT EVENTS

As of August 21, 2012, management has evaluated events occurring subsequent to the date of the financial statements and there were no subsequent events that are required to be included in the notes to the financial statements.

Selkirk Investments, Inc.
Schedule of "Computation of Reserve Requirement of Special Reserve Bank Account for the Exclusive Benefit of Its Customers"
and
"Information for Possession and Control Requirements Under Rule 15c3-3" of the Securities and Exchange Commission
June 30, 2012

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2012

NET CAPITAL:		
Total stockholders' equity	$	140,913
Non-allowable receivable		(38,488)
NET CAPITAL AT JUNE 30, 2012	$	102,425
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	81,861
TOTAL AGGREGATE INDEBTEDNESS	$	81,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	102,425
Less: minimum net capital required		50,000
Net capital in excess of minimum requirement	$	52,425
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.80

 MARTINELLI MICK PLLC

218 North Bernard
Spokane, WA 99201

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. (the Company), as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a

p 509 443 5749 . f 509 742 9211 . Info@MartinelliMick.com

deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, WA
August 21, 2012

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2012

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$	74,131
Audit adjustments for taxes and intercompany transfers		7,730
Aggregate indebtedness as computed on page 11	$	81,861

NET CAPITAL:

Net capital as reported by registrant	$	110,155
Audit adjustments for taxes and intercompany transfers		(7,730)
Net capital as computed on page 11	$	102,425